UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )

Under the Securities Exchange Act of 1934

Xzeres Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

984189 100

(CUSIP Number)

August 21, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 984189 100

1.		Names of Reporting Persons: PLASTICHE S.A.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.		SEC Use Only:

4.		Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: 8,635,966

	6.	Shared Voting Power: N/A

	7.	Sole Dispositive Power: 8,635,966

	8.	Shared Dispositive Power: N/A

9.		Aggregate Amount Beneficially Owned by Each Reporting Person: 8,635,966

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.		Percent of Class Represented by Amount in Row (9): 13.96%*

12.		Type of Reporting Person (See Instructions): IN

* The percentage is calculated based upon 61,857,197 shares of common stock of Xzeres Corp. issued and outstanding on August 25, 2014.

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ITEM 1.

(a) - Name of Issuer: Xzeres Corp., a Nevada Corporation (the “Issuer”).

(b) - Address of Issuer's Principal Executive Offices: 9025 SW Hillman Court, Suite 3126, Wilsonville, OR 97070.

ITEM 2.

(a) - Name of Person Filing: PLASTICHE S.A. (the “Reporting Person”).

(b) – Address of Principal Business Office or, if none, Residence: Société Anonyme, 16, Rue Notre-Dame, L-2240 Luxembourg, R.C.S. Luxembourg B 64244.

(c) - Citizenship: Luxembourg

(d) - Title of class of securities: Common Stock

(e) - CUSIP No.: 984189 100

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount beneficially owned: 8,635,966
(b) Percent of class: 13.96%*
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 8,635,966
(ii) Shared power to vote to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 8,635,966
(iv) Shared power to dispose or to direct the disposition of: None
* The percentage is calculated based upon 61,857,197 shares of common stock of Xzeres Corp. issued and outstanding on August 25, 2014.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ¨.

Item 6.	Ownership of More than Five Percent on behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2014

PLASTICHE S.A.

By: /s/ Benoit Parmentier

Name: Benoit Parmentier

Title: Director

By: /s/ Jan Speck

Name: Jan Speck

Title: Director

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